

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2012

Via E-Mail
Ms. Michele M. Thompson
President and Chief Financial Officer
LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, IN 46350

>   **Re: LaPorte Bancorp, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 13, 2012**
>   **File No. 333-182106**

Dear Ms. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Slow growth in our market area…, page 19

1.   Revise this risk factor to quantify the extent to which home prices have declined in your market area.

Syndicated Community Offering, page 129

2.   In your disclosure, you indicate that you may utilize "sweep" arrangements as part of a syndicated community offering. Please provide the staff with a detailed analysis of how you concluded that the operation of the sweep accounts is consistent with Sterne Agee's obligations under Rule 15c2-4 and with both Sterne and LaPorte's obligations under Rule 10b-9. If your operation of the sweep accounts is intended to fit within the no-action position announced in the Trident no action letters, please provide specific factual

analysis as to how Sterne Agee and LaPorte's actions will be consistent with the procedures discussed in the letters. Finally, to the extent that you are not able to provide analysis that shows that the actions by the underwriter and issuer will be directly consistent with prior no action relief, provide revised disclosure to inform investors of the possibility that the offering will close without the issuer and underwriter being in possession of all funds necessary to meet the minimum offering amount.

3.   On page 130, you indicate that you intend to also offer purchasers in the syndicated community offering with the chance to complete their purchase on a "delivery versus payment" basis. Please provide your analysis as to how you concluded that the use of delivery versus payment is consistent with Rule 10b-9 with regards to a best efforts minimum-maximum offering.

Alternative Proxy/Prospectus for Shareholders of LaPorte Bancorp Stock

Proposal 1 – Approval of the Plan of Reorganization and Conversion, page 15

4.   Revise this section to disclose whether the board considered that shareholders would receive less than the current market price when they exchange their shares for shares of the fully converted LaPorte Bancorp depending on the size of the offering. If the board did consider this factor, please describe why the board concluded that they still should recommend to shareholders that they vote "for" the offering.

Exhibits and Financial Statement Schedules

(a) List of Exhibits

Exhibit 8.1, page II-3

5.   Please remove the assumption pertaining to "the absence of adverse facts not apparent from the face of the instruments and documents we examined and have relied upon the accuracy of the factual matters set forth in the Plan and the Registration Statement filed by LaPorte;" you may verify many of these actions through due diligence and through representations of fact, which should make this assumption obsolete.

6.   We note your qualification "no opinions should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address." The tax opinion should address and express a conclusion for each material federal tax consequence as a result of the transaction, and the staff does not accept the use of terms that imply the author of the opinion may be omitting a material tax consequence. Please refer to Item 601(b)(8) of Regulation S-K and to Section III.C.1 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Marc Thomas, Staff Accountant, at (202) 551-3452. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel